EXHIBIT 11

Tommy Hilfiger Corporation
Computation of Net Income Per Ordinary Share
(in thousands, except per share amounts)

	Three Months Ended June 30,
	2002	2001

FINANCIAL STATEMENT PRESENTATION

BASIC

Weighted average shares outstanding	89,898	89,008

Earnings (loss) before cumulative effect of accounting change	$(8,732)	$9,013

Net income (loss)	$(438,758)	$9,013

Earnings (loss) per share before cumulative effect of accounting change	$(0.10)	$0.10

Net income (loss) per share	$(4.88)	$0.10

DILUTED

Weighted average shares outstanding	89,898	89,008

Net effect of dilutive stock options based on the treasury stock method using average market price	—	618

Total	89,898	89,626

Earnings (loss) before cumulative effect of accounting change	$(8,732)	$9,013

Net income (loss)	$(438,758)	$9,013

Earnings (loss) per share before cumulative effect of accounting change	$(0.10)	$0.10

Net income (loss) per share	$(4.88)	$0.10